SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)1


                              Silgan Holdings Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   827048109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 6, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                          ------------------
CUSIP No.  827048109                  13G                     Page 2 of 11 Pages
--------------------                                          ------------------
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  1.    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MSDW, SILVER AND HORRIGAN GROUP

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  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                          (b)[ ]

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  3.    SEC USE ONLY

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  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Not applicable
-------------------------------------------------------------------------------
                               5.     SOLE VOTING POWER        -0- (See Note 1)

      NUMBER OF                -------------------------------------------------
        SHARES                 6.     SHARED VOTING POWER      -0- (See Note 1)
     BENEFICIALLY
       OWNED BY                -------------------------------------------------
         EACH                  7.     SOLE DISPOSITIVE POWER   -0- (See Note 1)
      REPORTING
     PERSON WITH               -------------------------------------------------
                   ---         8.     SHARED DISPOSITIVE POWER -0- (See

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0- (See Note 1)

--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         -0- (See Note 1)
--------------------------------------------------------------------------------
 12.    TYPE OF REPORTING PERSON*

        (See Note 1)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Silgan Holdings Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     4 Landmark Square, Stamford, Connecticut 06901

Item 2(a).  Name of Person Filing:

     This statement is filed on behalf of the MSDW, Silver & Horrigan Group.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     1585 Broadway
     New York, New York 10036

Item 2(c).  Citizenship:

     Not applicable

Item 2(d).  Title of Class of Securities:

     This statement relates to the Company's Common Stock, par value $0.01 per share (the "Shares").

Item 2(e).  CUSIP Number:

     827048109

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a)   [ ]  Broker or dealer registered under Section 15 of the
                   Exchange Act;

        (b)   [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c)   [ ]  Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act;

        (d)   [ ]  Investment company registered under Section 8 of the
                   Investment Company Act;

        (e)   [ ]  An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

        (f)   [ ]  An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F);

        (g)   [ ]  A parent holding company or control person in accordance with
                   Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a) Amount beneficially owned:

          -0- (See Note 1)

     (b)  Percent of class:

          -0- (See Note 1)

(c)  Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote:

          -0- (See Note 1)

    (ii)  Shared power to vote or to direct the vote:

          -0- (See Note 1)

   (iii)  Sole power to dispose or to direct the disposition of:

          -0- (See Note 1)

    (iv)  Shared power to dispose or to direct the disposition of:

          -0- (See Note 1)

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. o

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable

Item 8.  Identification and Classification of Members of the Group.

     See Exhibit 1

Item 9.  Notice of Dissolution of Group.

     See Note 1

Item 10. Certifications.

     Not applicable

Note to Amendment No. 1 to Schedule 13G

     1. Pursuant to an Agreement and Notice of Dissolution of Group, dated November 6, 2001, the MSDW, Silver and Horrigan Group was dissolved and, accordingly, no information as to changes, if any, in the ownership of the Issuer by the MSDW, Silver and Horrigan Group is provided. Any information relating to beneficial ownership by former members of the MSDW, Silver and Horrigan Group of 5% or more of the common stock of the Issuer will be found on a separate Schedule 13G filed by any such individual, or for certain individuals as a group.

                                   SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       Date: February 13, 2002


                                       MORGAN STANLEY DEAN WITTER & CO.


                                       By: /s/ Peter Vogelsang
                                           -------------------------------------
                                           Name:  Peter Vogelsang
                                           Title: Authorized Signatory



                                       MORGAN STANLEY LEVERAGED EQUITY
                                       FUND II, INC.


                                       By: /s/ Peter Vogelsang
                                           -------------------------------------
                                           Name:  Peter Vogelsang
                                           Title: Secretary



                                       THE MORGAN STANLEY LEVERAGED EQUITY
                                       FUND II, L.P.


                                       By: Morgan Stanley Leveraged Equity Fund
                                           II, Inc., as General Partner


                                       By: /s/ Peter Vogelsang
                                           -------------------------------------
                                           Name:  Peter Vogelsang
                                           Title: Secretary



                                       SILVER FAMILY LIMITED PARTNERSHIP


                                       By: /s/ R. Philip Silver
                                           -------------------------------------
                                           Name:  R. Philip Silver
                                           Title: General Partner

                                       HORRIGAN FAMILY LIMITED PARTNERSHIP


                                       By: /s/ D. Greg Horrigan
                                           -------------------------------------
                                           Name:  D. Greg Horrigan
                                           Title: General Partner



                                       S&H INC.


                                       By: /s/ R. Philip Silver
                                           -------------------------------------
                                           Name:  R. Philip Silver
                                           Title: President


                                       By: /s/ R. Philip Silver
                                           -------------------------------------
                                           Name:  R. Philip Silver



                                       By: /s/ D. Greg Horrigan
                                           -------------------------------------
                                           Name:  D. Greg Horrigan

Index to Exhibits
-----------------

1.   Exhibit 1: Group Members

2.   Exhibit 2: Agreement and Notice of Dissolution of Group